# APPENDIX B

The following table sets forth as of February 5, 2026: (i) the number of Common Voting Shares and Class A Common Shares beneficially owned by each Reporting Person, excluding Common Shares beneficially owned by other Reporting Persons unless otherwise indicated, (ii) the aggregate number of Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person, including all Common Voting Shares subject to the Scripps Family Agreement, and (iii) the percentage of Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person. Except as otherwise noted in the table, each Reporting Person has (x) sole voting power (to the extent such shares are entitled to vote) with respect to the Class A Common Shares listed under column (i), (y) sole dispositive power with respect to the Common Voting Shares and Class A Common Shares listed under column (i), and (z) shared voting power with respect to the Common Voting Shares listed under column (ii).

Subject to the Scripps Family Agreement, each Common Voting Share is convertible at no cost and at any time into one Class A Common Share on a one-for-one basis. The aggregate number and percentage of Class A Common Shares (columns (ii) and (iii)) assumes the conversion of all Common Voting Shares into Class A Common Shares beneficially owned by the Reporting Person. The percentages of Common Voting Shares are based on 11,932,722 shares of the Issuer's Common Voting Shares reported as outstanding as of September 30, 2025 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 (the "Form 10-Q"). The percentages of Class A Common Shares are based on 76,869,408 of the Issuer's Class A Common Shares outstanding as of September 30, 2025, as reported in the Form 10-Q.

| Name | (i) Number of Common Voting Shares and Class A Common Shares Beneficially Owned (Excluding Shares Held by Other Reporting Persons) | | (ii) Aggregate Number of Common Voting Shares and Class A Common Shares Beneficially Owned (Including All Common Voting Shares Subject to Scripps Family Agreement) | | (iii) Aggregate Percentage of Class A Common Shares and Common Voting Shares Beneficially Owned | |
|---|---|---|---|---|---|---|
| | Common Voting Shares | Class A Common Shares | Common Voting Shares (1) | Class A Common Shares | Common Voting Shares | Class A Common Shares |
| Anne La Dow (2) | 770,507 | 57,268 | 11,130,723 | 11,187,991 | 93.3% | 12.7% |
| Anne M. La Dow Trust under Agreement dated 10/27/2011 | 39,552 | 3,649 | 11,130,723 | 11,134,372 | 93.3% | 12.7% |
| Anthony S. Granado | 115 | 20,660 | 11,130,723 | 11,151,383 | 93.3% | 12.7% |
| Austin S. Heidt (3) | 1 | 4,789 | 11,130,723 | 11,135,512 | 93.3% | 12.7% |
| Barbara Victoria Scripps Evans (4) | 771,866 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| Brittany Jean Scripps | 10 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |

| | | | | | |
|---|---|---|---|---|---|
| Charles E. Scripps, Jr. | 617,315 | 811,367 | 11,130,723 | 11,942,090 | 93.3% | 13.6% |
| Charles L. Barmonde (5) | 585,666 | 700,069 | 11,130,723 | 11,830,792 | 93.3% | 13.4% |
| Cody Dubuc (6) | 10,000 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| Corina S. Granado (7) | 366,926 | 576,736 | 11,130,723 | 11,707,459 | 93.3% | 13.3% |
| Crystal Vasquez Lozano | 100 | 66 | 11,130,723 | 11,130,789 | 93.3% | 12.6% |
| Cynthia J. Scripps | 267,333 | 326,735 | 11,130,723 | 11,457,458 | 93.3% | 13.0% |
| Douglas A. Evans (8) | 40,884 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| Eaton M. Scripps | 615,317 | 1,288,185 | 11,130,723 | 12,418,908 | 93.3% | 14.1% |
| Eaton M. Scripps, Jr. | 1,000 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| Edward W. Scripps, Jr. | 617,296 | 683,915 | 11,130,723 | 11,814,638 | 93.3% | 13.4% |
| Eli W. Scripps (9) | 110,917 | 108,867 | 11,130,723 | 11,239,590 | 93.3% | 12.8% |
| Elizabeth A. Logan (10) | 801,997 | 980,036 | 11,665,389 | 12,645,425 | 97.8% | 14.3% |
| Elizabeth Scripps | 2 | 5,921 | 11,130,723 | 11,136,644 | 93.3% | 12.7% |
| Ellen B. Granado | 115 | 10,000 | 11,130,723 | 11,140,723 | 93.3% | 12.7% |
| Ellen M. Scripps (11) | 57,932 | 66 | 11,130,723 | 11,130,789 | 93.3% | 12.6% |
| Ellen M. Scripps Revocable Trust dtd April 17, 2014, as thereafter amended or restated | 57,932 | 66 | 11,130,723 | 11,130,789 | 93.3% | 12.6% |
| Eva Scripps Attal | 273,826 | 326,735 | 11,130,723 | 11,457,458 | 93.3% | 13.0% |
| Exempt Trust fbo Bentleigh Cardin c/u the Careen Cardin Trust dated 11/26/2018 | 1,500 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| Exempt Trust fbo Bristol Cardin c/u the Careen Cardin Trust dated 11/26/2018 | 1,500 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| Gerald J. Scripps (12) | 100,000 | 108,867 | 11,130,723 | 11,239,590 | 93.3% | 12.8% |
| Geraldine Scripps Granado | 116 | 10,000 | 11,130,723 | 11,140,723 | 93.3% | 12.7% |
| J. Sebastian Scripps (13) | 534,664 | 653,504 | 11,130,723 | 11,784,227 | 93.3% | 13.4% |
| James Bryce Vasquez | 100 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| Jenny Sue Scripps Mitchell | 1 | 66 | 11,130,723 | 11,130,789 | 93.3% | 12.6% |
| Jessica L. Hoerster | 1 | 66 | 11,130,723 | 11,130,789 | 93.3% | 12.6% |
| Jimmy R. Scripps | 636,187 | 653,337 | 11,130,723 | 11,784,060 | 93.3% | 13.4% |
| John P. Scripps (14) | 57,931 | 66 | 11,130,723 | 11,130,789 | 93.3% | 12.6% |
| John P. Scripps Trust Exempt Trust under agreement dated 2/10/77 | 32,921 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |

| | | | | | |
|---|---|---|---|---|---|
| **John P. Scripps Trust under agreement dated 2/10/77 FBO Barbara Scripps Evans** | 232,678 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77** | 232,678 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **John P. Scripps Trust under agreement dated 2/10/77 FBO Peter M. Scripps** | 232,678 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **John Patrick Scripps (15)** | 1 | 33,530 | 11,130,723 | 11,164,253 | 93.3% | 12.7% |
| **John Peter Scripps 2013 Revocable Trust** | 57,931 | 66 | 11,130,723 | 11,130,789 | 93.3% | 12.6% |
| **Jonathan L. Scripps (16)** | 89,111 | 108,900 | 11,130,723 | 11,239,623 | 93.3% | 12.8% |
| **Julia Scripps Heidt (17)** | 267,330 | 322,965 | 11,130,723 | 11,453,688 | 93.3% | 13.0% |
| **Kendall S. Barmonde** | 1,000 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **Keon Korey Vasquez (18)** | 100 | 66 | 11,130,723 | 11,130,789 | 93.3% | 12.6% |
| **La Dow Family Trust under agreement dated 6/29/2004 (19)** | 271,237 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **Manuel E. Granado** | 115 | 10,000 | 11,130,723 | 11,140,723 | 93.3% | 12.7% |
| **Margaret S. Klenzing (20)** | 322,977 | 336,802 | 11,130,723 | 11,467,525 | 93.3% | 13.0% |
| **Marilyn J. Scripps** | 267,333 | 287,360 | 11,130,723 | 11,418,083 | 93.3% | 13.0% |
| **Mary Ann S. Sanchez (21)** | 590,087 | 653,337 | 11,398,056 | 12,051,393 | 95.5% | 13.7% |
| **Mary Peirce (22)** | 624,862 | 719,989 | 11,665,389 | 12,385,378 | 97.8% | 14.0% |
| **Maxwell Christopher Logan** | 1 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **McCabe A. Ballance (23)** | 125,137 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **Megan Scripps Tagliaferri** | 267,333 | 326,668 | 11,130,723 | 11,457,391 | 93.3% | 13.0% |
| **R. Michael Scagliotti** | 267,283 | 41,747 | 11,130,723 | 11,172,470 | 93.3% | 12.7% |
| **Molly E. McCabe** | 267,333 | 326,675 | 11,130,723 | 11,457,398 | 93.3% | 13.0% |
| **Monica Holcomb (previously held by The Monica Holcomb 2015 Trust) (24)** | 47,612 | 74,173 | 11,130,723 | 11,204,896 | 93.3% | 12.7% |
| **Nathaniel W. Heidt (25)** | 1 | 4,788 | 11,130,723 | 11,135,511 | 93.3% | 12.7% |
| **Paul K. Scripps (26)** | 730,955 | 130,313 | 11,130,723 | 11,261,036 | 93.3% | 12.8% |
| **Peggy Scripps Evans** | 2 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **Peter R. La Dow (27)** | 271,237 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **Raymundo H. Granado, Jr.** | 115 | 67,734 | 11,130,723 | 11,198,457 | 93.3% | 12.7% |
| **Rebecca Scripps Brickner (28)** | 313,038 | 326,802 | 11,130,723 | 11,457,525 | 93.3% | 13.0% |
| **Robert S. Heidt III (29)** | 1 | 4,788 | 11,130,723 | 11,135,511 | 93.3% | 12.7% |
| **Robert P. Scripps, Jr. Irrevocable Trust for the benefit of Jacqueline** | 246,769 | 99,031 | 11,130,723 | 11,229,754 | 93.3% | 12.8% |

| | | | | | | |
|---|---|---|---|---|---|---|
| **Scripps** | | | | | | |
| **Robert R. Scripps, Jr. Irrevocable Trust for the benefit of Robert P. Scripps IV** | 284,631 | 99,031 | 11,130,723 | 11,229,754 | 93.3% | 12.8% |
| **Samantha J. Brickner** | 106 | 66 | 11,130,723 | 11,130,789 | 93.3% | 12.6% |
| **Savannah Brickner (30)** | 301 | 66 | 11,130,723 | 11,130,789 | 93.3% | 12.6% |
| **Shannon Leigh Howard** | 10 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **[The] Marital Trust of the La Dow Family Trust (subtrust of La Dow Family Trust)** | 266,771 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **Thomas S. Evans Irrevocable Trust under agreement dated 11/13/12** | 40,911 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **Tyler G. Scripps** | 1,000 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **Vanessa L. Sanchez** | 115 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **Veronica E. Sanchez** | 115 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **Virginia S. Vasquez (31)** | 798,383 | 640,201 | 11,130,723 | 11,770,924 | 93.3% | 13.4% |
| **Wendy E. Scripps** | 267,333 | 326,602 | 11,130,723 | 11,457,325 | 93.3% | 13.0% |
| **William A. Scripps (32)** | 635,962 | 653,337 | 11,130,723 | 11,784,060 | 93.3% | 13.4% |
| **William H. Scripps (33)** | 534,666 | 57,304 | 11,130,723 | 11,188,027 | 93.3% | 12.7% |
| **Kathy Scripps (34)** | 534,666 | 57,304 | 11,130,723 | 11,188,027 | 93.3% | 12.7% |
| **Scripps Family 1992 Revocable Trust, dated 06-09-92** | 534,666 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **Sam D.F. Scripps** | 1 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **Samuel Joseph Logan** | 1 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **Welland H. Scripps** | 1 | 0 | 11,130,723 | 11,130,723 | 93.3% | 12.6% |
| **Wesley W. Scripps** | 100 | 66 | 11,130,723 | 11,130,789 | 93.3% | 12.6% |
| **William A. Scripps Jr.** | 115 | 66 | 11,130,723 | 11,130,789 | 93.3% | 12.6% |

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(1)    Except as otherwise noted, does not include (a) 534,666 Common Voting Shares, which may be deemed to be beneficially owned by Mary Peirce and Elizabeth A. Logan as co-trustees on behalf of another Trust Beneficiary who is not a party to the Scripps Family Agreement, or (b) 267,333 Common Voting Shares, which may be deemed to be beneficially owned by Mary Ann S. Sanchez, as trust advisor to the Minors' Trusts, which are not parties to the Scripps Family Agreement, and, as a result, such Common Voting Shares are not subject to the Scripps Family Agreement.

(2)    Includes: (a) 730,955 Common Voting Shares held by (i) the John P. Scripps Trust under agreement dated 2/10/77 FBO Barbara Scripps Evans, (ii) the John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77, (iii) the John P. Scripps Trust under agreement dated 2/10/77 FBO Peter M. Scripps, and (iv) the John P. Scripps Trust Exempt Trust under agreement dated 2/10/77, of which the Reporting Person is a co-trustee with Barbara Victoria Scripps Evans and Paul K. Scripps, and (b) 39,552 Common Voting Shares and

3,649 Class A Common Shares held by the Anne M. La Dow Trust under Agreement dated 10/27/2011, of which the Reporting Person is trustee. Such trusts are also listed as a separate Reporting Person above.

(3)    Includes 4,789 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(4)    Includes: (a) 730,955 Common Voting Shares held by (i) the John P. Scripps Trust under agreement dated 2/10/77 FBO Barbara Scripps Evans, (ii) the John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77, (iii) the John P. Scripps Trust under agreement dated 2/10/77 FBO Peter M. Scripps, and (iv) the John P. Scripps Trust Exempt Trust under agreement dated 2/10/77, of which the Reporting Person is a co-trustee with Anne La Dow and Paul K. Scripps, and (b) 40,911 Common Voting Shares held by the Thomas S. Evans Irrevocable Trust under agreement dated 11/13/2012, of which the Reporting Person is the trustee. Such trusts are also listed as separate Reporting Persons above.

(5)    585,666 Common Voting Shares are held through a trust of which the Reporting Person is the sole beneficiary and has voting and investment power over such shares. Class A Common Shares include 625,415 shares held through a trust of which the Reporting Person is the sole beneficiary and has sole voting and investment power over such shares.

(6)    Common Voting Shares include (a) 7,000 shares held by a trust of which the Reporting Person is co-trustee and (b) 3,000 shares, which may be deemed to be beneficially owned by the Reporting Person, as trust advisor to the Exempt Trust fbo Bentleigh Cardin c/u the Careen Cardin Trust dated 11/26/2018 and Exempt Trust fbo Bristol Cardin c/u the Careen Cardin Trust dated 11/26/2018.

(7)    Includes 24,955 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(8)    40,884 Common Voting Shares held by the Douglas A. Evans 2017 Trust dated 8/24/2017, of which the Reporting Person is trustee.

(9)    Includes 4,941 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(10)    Includes 534,666 Common Voting Shares and 653,204 Class A Common Shares held as a co-trustee with Mary Peirce for the benefit of another Trust Beneficiary who is not a party to the Scripps Family Agreement. The Reporting Person is not bound by the Scripps Family Agreement with respect to the shares held as co-trustee with Mary Peirce.

(11)    Consists of shares held by the Ellen M. Scripps Kaheny Revocable Trust dtd April 17, 2014, of which the Reporting Person is the trustee and sole beneficiary. Such trust is also listed as a separate Reporting Person above.

(12)    Includes 5,013 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(13)    Includes 200 Class A Common Shares held by immediate family members.

(14)    Consists of shares held by the John Peter Scripps 2013 Revocable Trust dtd December 20, 2013, of which John P. Scripps is the trustee and sole beneficiary. Such trust is also listed as a separate Reporting Person above.

(15)    Includes 30,294 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(16)    Includes 4,942 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(17)	Includes 275,000 Class A Common Shares held by a foundation over which the Reporting Person may be deemed to have voting and/or dispositive power.

(18)	Includes 66 Class A Common Shares held by Keon K. Vasquez Trust Stock Account, of which the Reporting Person is trustee.

(19)	Includes shares held by the Survivor's Trust of the La Dow Family Trust under agreement dated 6/29/2004 and the Marital Trust of the La Dow Family Trust. The Marital Trust is also listed as a separate Reporting Person above. Peter R. La Dow is the trustee of all of these trusts.

(20)	Includes 14,824 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(21)	Includes 267,333 Common Voting Shares and 326,601 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person, as trust advisor to the Minors' Trusts, which are not parties to the Scripps Family Agreement. The Reporting Person is not bound by the Scripps Family Agreement with respect to the shares held as trust advisor to the Minors' Trusts.

(22)	Includes 534,666 Common Voting Shares and 653,204 Class A Common Shares held as a co-trustee with Elizabeth A. Logan for the benefit of another Trust Beneficiary who is a minor and is not a party to the Scripps Family Agreement. The Reporting Person is not bound by the Scripps Family Agreement with respect to the shares held as co-trustee.

(23)	Common Voting Shares are held through a trust of which the Reporting Person is the sole beneficiary and has voting and investment power over such shares.

(24)	Includes 41,128 Common Voting Shares and 16,505 Class A Common Shares held by RPS Jr. Irrevocable Trust fbo Monica Holcomb, of which the Reporting Person is the beneficiary and has voting and investment power over such shares.

(25)	Includes 4,788 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(26)	Class A Common Shares and Common Voting Shares include (a) 730,955 Common Voting Shares held by (i) the John P. Scripps Trust under agreement dated 2/10/77 FBO Barbara Scripps Evans, (ii) the John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77, (iii) John P. Scripps Trust under agreement dated 2/10/77 FBO Peter M. Scripps, and (iv) the John P. Scripps Trust Exempt Trust under agreement dated 2/10/77, of which the Reporting Person is a co-trustee with Barbara Victoria Scripps Evans and Anne La Dow and (b) 130,313 Class A Common Shares held by the Paul K. Scripps Family Revocable Trust U/A dated 2/7/1994, of which the Reporting Person is trustee. Such trusts listed in clause (a) are also listed as separate Reporting Persons above.

(27)	Includes shares held by (a) the Marital Trust of the La Dow Family Trust, and (b) the La Dow Family Trust under agreement dated 6/29/2004 (excluding shares already accounted for held in the Marital Trust of the La Dow Family Trust), of which the Reporting Person is the trustee. Such trusts are also listed as separate Reporting Persons above.

(28)	Includes 14,826 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(29)	Includes 4,788 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(30)	Class A Common Shares include 66 shares held by the Savannah M. Brickner Trust that the Reporting Person is deemed to beneficially own.

(31)     Includes (a) 531,400 Common Voting Shares and 313,599 Class A Common shares held as trust advisor to various trusts that received distributions from the Estate of Robert P. Scripps, Jr., and (b) 14,816 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(32)     Includes 29,644 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(33)     Includes 534,666 Common Voting Shares held in the Scripps Family 1992 Revocable Trust dated 06-09-92 of which the Reporting Person and Kathy Scripps, his wife, are co-trustees; however, Kathy Scripps does not have power to vote the Common Voting Shares but may be deemed to have such power due to the Reporting Person's voting power. Such trust is also listed as a separate Reporting Person. Class A Common Shares also includes 56,904 shares held by a charitable foundation over which the Reporting Person may be deemed to share control.

(34)     Includes 534,666 Common Voting Shares held in the Scripps Family 1992 Revocable Trust dated 06-09-92, of which the Reporting Person and William H. Scripps, her husband, are co-trustees. Such trust is also listed as a separate Reporting Person. The Reporting Person does not have voting power over these Common Voting Shares, but may be deemed to have such power due to William H. Scripps' voting power. Class A Common Shares also include: (a) 400 shares held directly by William H. Scripps, her husband; and (b) 56,904 shares held by a charitable foundation over which the Reporting Person may be deemed to share control.